ELDORADO GOLD
CORPORATION

02 JUN 21 AM 11:32

02042077

June 19, 2002

SUPPL

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release – May 2, 2002
2. 2002 First Quarter Unaudited Financial Statements
3. Restated Audited Annual 2001 Financial Statements
4. Proxy Materials – Annual General Meeting of Shareholders May 29, 2002
5. Annual Report 2001
6. News Release – May 14, 2002
7. Material Change Report – May 23, 2002

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

encl.

1920 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Telephone: (604) 687-4018 Fax: (604) 687-4026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02 JUN 21 AM 11:52

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 135c of the Securities Act of 1933

ELDORADO GOLD CORPORATION

CANADIAN BUSINESS CORPORATIONS ACT

920 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... **X** .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with **Rule 12g3-2b: 82-3578**

- *Enclosed are disclosure materials for the month of May 2002.*
- *These materials were filed with the appropriate regulatory authorities in Canada.*

SIGNATURES

Pursuant to the requirements of the Rule 135c of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By

Earl W. Price
Vice President, Finance

Date: June 19, 2002

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of risk factors and information associated with the Company's business contained in the Company's Prospectus date February 20, 2001 filed with the securities regulatory authorities.

02 JUN 21

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-10
May 2, 2002

FIRST QUARTER 2002 FINANCIAL RESULTS
(all figures in United States dollars unless otherwise indicated)

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSX: "ELD"), is pleased to announce the Company's Unaudited First Quarter 2002 Financial Results.

Highlights

- Profitability achieved: Net Income $384,000
- Reduced São Bento Operating Costs: Total cash cost per ounce $171
- Successful CDN$25,000,000 equity issue
- Proven and Probable Reserve Increase: 4.1 million ounces at December 31, 2001
- Share Appreciation: +230% in the 1Q 2002

São Bento

In the first quarter 2002, São Bento produced 16,963 ounces of gold at a total cash cost of $171/oz. compared to 28,086 oz. at a total cash cost of $228/oz. in 2001. Production for the quarter was reduced as planned during the scheduled repair of the operations' #2 Autoclave. The repair was completed at the end of March and has been successfully returned to full operating performance. Total costs for repairing the Autoclave, including full business interruption coverage during the repair period, have been settled with Brazil Resseguros S.A., the Company's insurer.



São Bento Total Cash Cost
250
200
150
100
50
0
$/oz.
1999
2000
2001
1stQ 2002
2002
Forecast
Total Cash Costs

In February 2002, the Brazilian Government announced the complete elimination of energy restrictions effective March 1, 2002. The lifting of energy constraints and the successful completion of the planned autoclave repair contribute to the Company's confidence in planning for 105,000 ounces of production at cash costs of $185/oz. for 2002.

At the Brumal Project, 5 kilometers from São Bento, drilling commenced in the quarter and is planned to contin throughout 2002. The Company's work programme is designed to enable a first resource estimate to b completed in September 2002.

The close proximity of the Brumal Project to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at São Bento which is ideally suited for treating Brumal ore. We envision the Brumal Project initially developing through a decline access, as an underground operation, delivering run of mine ore to São Bento supported by the São Bento infrastructure and operating team.

Financial Position

With the successful completion of a CDN$ 25,000,000 equity placement, the Company has continued to improve its balance sheet. Resultant debt levels, residual repayment schedules and working capital are now at appropriate levels, enabling the development of the Company's assets in Turkey and Brazil.



Bank Debt/Cash
Bank Debt
Cash
(US$ 000)
30,000
25,000
20,000
15,000
10,000
5,000
0
4thQ 2000
4thQ 2001
1stQ 2002
1stQ 2002

Kisladag

A 3,400 meter deep drill program at the Kisladag Project commenced in the 1st Quarter. This program is design to test the northern and southern flanks of the porphyry system and investigate higher-grade sulphide zones at depth with the objective to test for extensions of the target presently defined at 6.7 million ounce resource. The program consists of 8 diamond core holes with planned depths up to a maximum of 550 meters. Results from the drilling will be incorporated in an updated resource estimate in the 2nd Quarter 2002. This work is part of the intensive work program intended to bring the Kisladag project to full feasibility in the first quarter 2003.

In addition, approximately 4,000 meters of reverse circulation drilling is planned for completion in the 3rd Quarter 2002 and is designed as further infill drilling for the Kisladag Feasibility Study. Concurrent with the drilling programs, further metallurgical testwork and the Environmental Impact Study are proceeding.

Proven and Probable Reserves and Mineral Resources



Reserves
Resources
Ounces
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
1999
2000
2001
2002

Proven and probable reserves have been calculated as of December 31, 2001 based on a gold price of $300 per ounce.

The reserves and resources estimates for the São Bento Mine, Brazil, and the Kisladag Project, Turkey, have been prepared in accordance with National Instrument 43-101 ("NI 43-101"). Mr. Peter Tagliamonte, an employee of São Bento, is the Qualified Person responsible for the preparation of the Sao Bento reserves estimate. Mr. Mike Davie, Micon International, is the Qualified Person responsible for verification of the reserves estimate for the Kisladag Project. Resources and reserves estimates for the Efemçukuru, Kaymaz and Kucukdere Projects have not been revised to comply with NI 43-101.

Reserves: Proven and Probable as of December 31, 2001

Property	Tonnes	Grade g/t	Ounces
São Bento	1,500,000	9.57	461,300
Kisladag	65,664,000	1.34	2,850,700
Efemçukuru	1,810,600	13.31	774,800
Total			**4,086,800**

Resources: Measured and Indicated, Inferred as of December 31, 2001

Property	Classification	Tonnes	Grade g/t	Ounces
São Bento	Measured & Indicated	1,479,000	12.60	600,000
	Inferred	195,000	12.50	78,400
Kisladag	Measured & Indicated	125,970,000	1.20	4,847,000
	Inferred	55,470,000	1.02	1,826,000
Efemçukuru	Measured & Indicated	1,828,900	14.44	849,100
	Inferred	590,300	12.63	239,700
Kaymaz	Measured & Indicated	1,086,000	6.25	218,200
Küçükdere	Measured & Indicated	1,276,000	6.43	263,800
	Inferred	138,000	6.45	28,600
Total	Measured & Indicated			**6,778,100**
	Inferred			**2,172,700**

Total resources for 2001 have decreased by 663,365 ounces over 2000 due largely to the deletion of Piaba from the Resource Statement (total Piaba resource for 2000 was 433,700 ounces). Total proven and probable reserves have increased 2,565,000 ounces over 2000 due largely to the addition of the Kisladag Project to the Reserve Statement.

Financial Results

Eldorado Gold Corporation today reported its First Quarter 2002 unaudited financial results, with net earnings for the quarter amounting to a profit of $0.4 million ($0.00 per share) compared to a loss of $1.1 million ($0.01 per share) in 2001. Gold revenues were $5.9 million compared to $9.3 million for 2001. Cash flow from operating activities was $0.7 million ($0.01 per share) compared to $3.4 million ($0.04 per share) in 2001. Eldorado's hedge position provided an average realized gold price of $292/oz in the first quarter compared to $302/oz. in the

first quarter 2001 resulting in a contribution margin, the difference between revenues and total cash cost, $121/oz or $2.1 million for 2002.

The first quarter operating performance remains consistent with the Company's plan for the year 2002 to produce 105,000 ounces at a cash cost of $185/oz.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001, filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSX")
The TSE has neither approved or disapproved the form or content of this release.
Investor Relations Contact, Earl Price: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

Eldorado Gold Corporation

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	March 2002 (unaudited)	March 2001 Restated (unaudited)	December 31 2001 (audited)
ASSETS			
Current Assets			
Cash	$ 9,369	$ 3,196	$ 4,752
Restricted cash	1,005	5,339	475
Accounts receivable	3,399	4,382	3,747
Inventories	6,151	4,666	5,069
	19,924	17,583	14,043
Mine property, plant and equipment	65,758	69,753	66,495
Mineral properties and deferred development	31,389	29,764	30,673
Investments and advances	122	272	122
Other assets and deferred charges	1,371	1,579	1,961
	$ 118,564	$ 118,951	$ 113,294
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 11,634	$ 6,835	$ 11,769
Current portion of long term debt (Note 4)	2,743	6,176	6,243
	14,377	13,011	18,012
Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	4,633	5,421	5,621
Future income taxes	185	169	178
Convertible debentures	8,532	8,348	8,482
Long term debt (Note 4)	3,677	16,611	9,103
	34,871	47,027	44,863
SHAREHOLDERS' EQUITY			
Share capital (Note 5)	316,636	316,367	316,406
Special warrants (Note 5)	14,648	-	-
Equity portion of convertible debentures	1,400	1,400	1,400
Deficit	(248,991)	(245,843)	(249,375)
	83,693	71,924	68,431
	$ 118,564	$ 118,951	$ 113,294

Approved by the Board

Director   Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months ended March 31 2002 (unaudited)	2001 Restated (unaudited)
Revenue		
Gold sales	$ 5,936	$ 9,332
Interest and other income	1,159	122
	7,095	9,454
Expenses		
Operating costs	2,896	6,391
Depletion, depreciation and amortization	2,443	2,206
General and administrative	679	757
Exploration expense	119	136
Interest and financing costs	389	885
Foreign exchange loss	165	196
	6,691	10,571
Profit (loss) before the undernoted items	404	(1,117)
Gain on disposals of mine property, plant and equipment	-	89
Profit (loss) before income taxes	404	(1,028)
Taxes		
Current	(20)	140
Future	-	(203)
Net income (loss) for the period	$ 384	$ (1,091)
Deficit at the beginning of the period	(249,375)	(244,752)
Deficit at end of the period	$ (248,991)	$ (245,843)
Weighted average number of shares outstanding	102,365,723	86,589,679
Income (loss) per share - U.S.$	$ -	$ (0.01)
Income (loss) per share - CDN.$	$ -	$ (0.02)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Three months ended March 31 2002 (unaudited)	2001 Restated (unaudited)
Cash flows from operating activities		
Net Income (loss) for the period	$ 384	$ (1,091)
Items not affecting cash		
Depletion, depreciation and amortization	2,443	2,206
Future income taxes	-	203
Gain on disposals of mine property, plant and equipment	-	(89)
Interest and financing costs	50	45
Amortization of hedging gain	(969)	(901)
Amortization of financing fees	27	-
Foreign exchange loss	11	159
	1,946	532
Decrease (increase) in accounts receivable	348	562
Decrease (increase) in inventories	(1,082)	3
Increase (decrease) in accounts payable and accrued liabilities	(535)	282
Liquidation of hedges	-	2,000
	677	3,379
Cash flow from investing activities		
Mine property, plant and equipment	(1,524)	(1,364)
Proceeds from disposals of mine property, plant and equipment	-	215
Mineral properties and deferred development	(257)	(322)
Investments and advances	-	5
Restricted cash	(530)	1,714
	(2,311)	248
Cash flow from financing activities		
Repayment of long term debt	(8,509)	(2,550)
Issue of common shares:		
Voting - for cash	230	-
Special warrants	14,648	
Other assets and deferred charges	(114)	2
	6,255	(2,548)
Foreign exchange (loss) gain on cash held in foreign currency	(4)	(183)
Net Increase (decrease) in cash and cash equivalents	4,617	896
Cash and cash equivalents at beginning of the period	4,752	2,300
Cash and cash equivalents at end of the period	$ 9,369	$ 3,196
Supplemental cash flow information - (Note 7)		
Interest paid	$ 124	$ 547
Income tax paid	$ 20	$ 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and Exploration activities are carried on in Brazil and Turkey.

Management estimates that the Company has sufficient working capital and anticipated cash flow to meet its planned normal operating expenditures and debt repayments for the next fiscal year. The Company has agreed to further reduce its net debt. (Note 4)

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the three months ended of 102,365,723 (Three months 2001 – 86,589,679). Diluted earnings per share are not reported, as they are not materially different from the basic earnings per share.

3. Hedging Commitments

Gold hedging

At March 31, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts

	2002	2003	2004
Forward gold sales contracts (ounces)	33,189	-	-
Average price ($/oz.)	295	-	-
Deferred gain ($/oz.)	26	-	-
Total ($oz.)	321	-	-

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 7,500 ounces per month, at a price of $295.46.

The mark to market value of the Company's hedge position at March 31, 2002 was negative $200 at a spot price of $302 per ounce using a contango rate of 1.50%

During the period ended March 31, 2002, the Company bought Put Options for 24,000 ounces of Gold at a strike price of $275, for a total cost of $114.

The Put Options expire at a rate of 4,000 ounces per month, starting on March 26, 2002.

The total cost was deferred and it will be taken into income over the term of the Put Options.

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

4. Long Term Debt

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment") with NM Rothschild where among other things, agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal to 50% of the net proceeds of the February 15, 2002 private placement. On February 19, 2002 a $7,470 principal payment was made to NM Rothschild. The Company further agreed to deposit $1,000 in the Company's Reserve Account, make an additional principal payment of $1,039 on March 31, 2002 which was made and entered into a revised principal repayment schedule in which the Company will make monthly payments of $200 beginning on April 30, 2002 to January 31, 2003 and $250 beginning on February 28, 2003. The remaining long term loan balance of $3,677 is payable in 2003 in monthly installments.

5. Share Capital

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrants. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange.

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at March 31, 2002, the Company has a share option plan as described below. No compensation expense is recognized for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan ('the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the options is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the Company's options at March 31,2002 and the changes for the period ending on that date is presented below:

	Three month ended March 31,2002	
	Shares	Weighted average exercise price
Outstanding at the beginning of the period	4,479,500	0.51
Granted	1,652,500	0.71
Exercised	(115,000)	0.28
Expired/Cancelled	(584,500)	0.81
Outstanding at the end of the period	5,432,500	0.53
Options exercisable at period end	5,432,500	0.53

Shares	Weighted average exercise price	Weighted average fair value
1,432,500	0.71	0.34
145,000	0.70	0.34
75,000	0.71	0.36

The following table summarizes information about share options outstanding as at March 31, 2002.

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

5. Share Capital (continued)

Stock Options

Range Of Exercise Price ($)	Number Outstanding At Mar. 31, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	242,500	0.5	1.34
0.40 to 1.00	550,000	1.7	0.45
0.50 to 0.65	971,500	2.1	0.53
0.70 to 0.80	110,000	3.2	0.71
0.24 to 0.51	1,906,000	4.5	0.27
0.70 to 0.71	1,652,500	4.9	0.71
0.24 to 9.40	5,432,500	2.20	0.31

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock –based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net income (loss) for the period	As reported	$	384
	Pro Forma	$	(181)
Basic earnings per share	As reported	0.00	
	Pro Forma	0.00	
Diluted earnings per share	As reported	0.00	
	Pro Forma	0.00	

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fare values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	4.3%
b) expected life	5 years
c) expected volatility	50%
d) expected dividends	nil

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

6. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2002 and 2001 Eldorado had one producing mine, São Bento, with mining and exploration assets located in North America, South America and Turkey.

	Three months ended March 31 2002 (unaudited)	Three months ended March 31 2001 (unaudited)
Gold sales		
São Bento Mine	$ 5,936	$ 9,332
	5,936	9,332
Operating costs		
São Bento Mine	2,896	6,391
	2,896	6,391
Depletion, depreciation and amortization		
São Bento Mine	2,262	2,104
	2,262	2,104
Corporate expenses, net of interest and other income	(255)	(1,818)
Exploration expense	(119)	(136)
Gain on disposals of mine property, plant and equipment	-	89
Profit (loss) before income taxes	404	(1,028)
Taxes		
Current	(20)	140
Future	-	(203)
Net income (loss) for the period	$ 384	$ (1,091)

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

6. Segmented Information (continued)

	Three months ended March 31 2002 (unaudited)	March 31 2001 (unaudited)
Revenues by geographic area		
North America	$ 35	$ 109
South America	7,060	9,344
Turkey	-	1
Australia	-	-
	$ 7,095	$ 9,454
Net income (loss) by geographic area		
North America	$ (1,055)	$ (1,619)
South America	1,586	550
Turkey	(136)	(44)
Australia	(11)	22
	$ 384	$ (1,091)

	Three months ended March 31 2002 (unaudited)	March 31 2001 (unaudited)	December 31 2001 (audited)
Segment assets			
São Bento Mine	$ 77,670	$ 79,393	$ 78,855
Total assets for reportable segments	77,670	79,393	78,855
Mineral properties and deferred development	31,389	29,764	30,673
Other	9,505	9,794	3,766
	$ 118,564	$ 118,951	$ 113,294
Assets by geographic area			
North America	$ 9,052	$ 9,019	$ 3,324
South America	78,250	79,602	79,011
Turkey	31,256	30,329	30,959
Australia	6	1	-
	$ 118,564	$ 118,951	$ 113,294

7. Supplementary Cash Flow Information

	Three months ended March 31, 2002 (unaudited)	Three months ended March 31, 2001 (unaudited)
Financing activities		
Long term debt backend fees accrual	$ (83)	$ (104)
Increase in long term debt	83	104
Interest accrual on convertible debentures	50	45
Convertible debentures	(50)	(45)
	$ -	$ -

PRODUCTION HIGHLIGHTS

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	**First Quarter 2002**
Gold Production					
Ounces	28,086	26,654	25,101	23,001	**16,963**
Cash Operating Cost ($/oz)	221	238	206	193	**166**
Total Cash Cost ($/oz)[1]	228	243	211	199	**171**
Total Production Cost ($/oz)[2]	311	323	300	287	**310**
Realized Price ($/oz)[3]	302	297	296	296	**292**
São Bento Mine, Brazil					
Ounces	28,086	26,654	25,101	23,001	**16,963**
Tonnes to Mill	113,855	107,504	101,750	94,500	**89,342**
Grade (grams / tonne)	9.25	9.36	9.16	8.67	**9.85**
Cash Operating Cost ($/oz)	221	238	206	193	**166**
Total Cash Cost ($/oz)[1]	228	243	211	199	**171**
Total Production Cost ($/oz)[2]	311	323	300	287	**310**

1 Cash Operating Costs plus royalties and the cost of off-site administration.
2 Total Cash Cost plus depreciation, amortization and reclamation.
3 Excludes amortization of deferred gain.

Management Discussion and Analysis

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation (t "Company" or "Eldorado") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Compa prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

First Quarter 2002 Financial Performance

Eldorado Gold Corporation's unaudited net income for the first quarter of 2002 was a profit of $384 ($0.00 per share) compared to a loss of $1,091 ($0.01 per share) in the first quarter of 2001. The Company ended the first quarter 2002 with unrestricted cash of $9,369 compared to $4,752 as at December 31, 2001. Total bank debt was reduced from $15,346 as at December 31, 2001 to $6,420 including fees in the first quarter ended March 31, 2002. NMR Amendment fees of $500 have been reclassified to accounts payable. Cash flow from operations after working capital changes for the first quarter ending March 31, 2002 was $677 ($0.01 per share) compared with cash generation of $3,379 ($0.04 per share) for the first quarter ending March 31, 2001.

Thousands of U.S. dollars except share amounts

		1st Quarter 2002		1st Quarter 2001
Gold Revenue	$	5,936	$	9,332
Net Income (loss)	$	384	$	(1,091)
Net Income per share (loss)	$	-	$	(0.01)
Cash Flow from operations	$	677	$	3,379
Cash Flow per share (loss)	$	0.01	$	0.04

Decreased revenues in the first quarter of 2002 compared with the same period in 2001 occurred as a result of reduced production and lower realized gold price. Reduced production in the first quarter 2002 compared to the first quarter 2001 was a result of the December 10, 2001 shutdown of the #2 autoclave at Sao Bento for major repairs. Repairs were completed and the autoclave was restarted on March 23, 2002. As at March 31, 2002 the autoclave is operating at a full capacity. The realized price of gold per ounce in the first quarter of 2002 was $292 *per ounce compared to $302 in the first quarter of 2001.*

Other income increased by $1,037 over the first quarter of 2001, a result of recording $1,058 of cash received from the autoclave busin interruption insurance claim.

Production São Bento Mine

	2002 1st Quarter	2001 1st Quarter
Gold Production		
Ounces	16,963	28,086
Cash Operating Cost ($/oz)	166	221
Total Cash Cost ($/oz)	171	228
Total Production Cost ($/oz)	310	311
Realized Price	292	302
Sao Bento Mine, Brazil		
Ounces	16,963	28,086
Ore tonnes	89,342	113,855
Grade (grams/tonne)	9.85	9.25
Cash Operating Cost ($/oz)	166	221
Total Cash Cost ($/oz)	171	228
Total Production Cost ($/oz)	310	311

Gold production in the first quarter of 2002 for the São Bento mine was 16,963 ounces. This compares to first quarter 2001 gold production at São Bento of 28,086 ounces. Production in the first quarter of 2002 was lower than the comparable quarter in 2001 a result of the shut down the #2 autoclave for repairs on December 10, 2001. The #2 autoclave repairs were successfully completed and the autoclave commenced operation on March 23, 2002. The Company is forecasting production to return to historical levels of production of 10,000 ounces per month for the remainder of 2002.

In the first quarter of 2002 the São Bento mine produced 89,342 tons of ore at a grade of 9.85 grams per tonne. This compares to 113,855 tons of production in the first quarter of 2001 at a grade of 9.25 grams per tonne. Of the 89,342 tons of ore mined 40,000 tons remain in above ground inventory compared to nil inventory in the first quarter of 2001. The $982 value of the additional ore inventory is reflected as an increase in inventory on the balance sheet.

Management Discussion and Analysis

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Effective June 1, 2001, the government of Brazil issued a resolution requiring all consumers of electrical power to reduce their usage by 20%. On March 1, 2002 the 20% restriction on power usage was ended and the Sao Bento operations have returned to full power allocations.

First quarter 2002 total cash costs at São Bento were $171 per ounce compared to $228 per ounce in 2001. The total cash cost for the first quarter of 2002 include $58 per ounce reduction in costs a result of increase in ore inventory at the mine site. The increase in ore inventory is the result of shutting down the #2 autoclave for major repairs while continuing to operate the mine a full production thereby building an ore stockpile ahead of the processing plant. The ore stockpile will be processed over the remainder of 2002 to assure maximum production from the autoclaves during the year. During the repair of the autoclave the Company received $1,700 of business interruption insurance related to 2002. Of the $1,700 business interruption received $642 was recorded as a reduction of cash costs covering fixed costs incurred during the autoclave shutdown in the first quarter. This $642 is reflected as a $38 per ounce reduction in cash costs. The remainder of the business interruption insurance was credited to other income.

Consolidated Gold Production Cost per Ounce

	1st Quarter 2002	1st Quarter 2001
Direct mining expenses	$ 253	$ 200
Currency hedging	-	22
Inventory change	(58)	(6)
Third party smelting, refining and transportation	4	5
Vancouver Costs	5	1
By-product credits	-	(1)
Business Interruption credit	(38)	-
Cash operating cost per ounce	$ 166	$ 221
Royalties and Production taxes	5	7
Total cash costs per ounce	$ 171	$ 228
Depreciation/Depletion	133	75
Exchange (Gain)/ Loss	6	8
Reclamation and mine closure	-	-
Total production costs per ounce	$ 310	$ 311

Financial Condition and Liquidity

Cash from operations

Operations after changes in working capital generated cash flow of $677 in the first quarter of 2002 compared to $3,379 in the first quarter 2001. The decrease in cash from operations in the first quarter of 2001 is mainly due to liquidation of the Company's gold hedge position of $2,000 that occurred in the first quarter 2001.

Financing activities

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrants. Gross proceeds from the placement were Cdn$25,000 or US$14,648.

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment") with NM Rothschild where among other things, agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal; to 50% of the net proceeds of the February 15, 2002 private placement. On February 19, 2002 a $7,470 principal payment was make to NM Rothschild. On March 31, 2002 an additional principal payment of $1,039 was made to NM Rothschild.

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Forward Sales and Other commitments

At March 31, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

Gold ounces			
Spot deferred contracts			
Amount hedged	33,189	-	-
Average price ($/oz.)	$ 295	$ -	$ -
Fixed forward contracts			
Amount hedged	-	-	-
Average price ($/oz.)	$ -	$ -	$ -

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 7,500 ounces per month, at a price of $295.46. The mark to market value of the Company's hedge position at March 31, 2002 was negative $200 at a spot price of $302 per ounce using a contango rate of 1.50%.

During the period ended March 31, 2002, the Company purchased Put Options for 24,000 ounces of Gold at a strike price of $275, for a total cost of $114. The Put Options expire at a rate of 4,000 ounces per month, starting on March 26, 2002. The total cost of the Put Options was deferred and it will be taken into income over the term.

Forecast

The Company is forecasting gold production for 2002 of 105,000 ounces at a cash cost of $185 per ounce.

ELDORADO GOLD
CORPORATION

920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Tel: (604)687-4018 Fax: (604)687-4026

May 2, 2002

02 JUN 21

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange
Industry Canada - CBCA

Dear Sirs:

Re: Eldorado Gold Corporation
2002 First Quarter Unaudited Financial Statements

We confirm that the First Quarter Unaudited Financial Statements for the three months ended March 31, 2002 were sent by pre-paid mail on May 2, 2002 to the registered shareholders who appear on the Supplemental Mail List of Eldorado Gold Corporation.

Yours truly,

ELDORADO GOLD CORPORATION

Earl W. Price
Vice President, Finance

cc: June Glover, Computershare Trust Company of Canada (w/enclosures)

F:\data\corp\document\forms\Con1Qtr.doc/dhb

ELDORADO GOLD
CORPORATION

March 31, 2002

Report to Shareholders

Suite 920, Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

Phone: (604) 687-4018
Fax: (604) 687-4026

Eldorado Gold Corporation
Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	March 2002 (unaudited)	March 2001 Restated (unaudited)	December 31 2001 (audited)
ASSETS			
Current Assets			
Cash	$ 9,369	$ 3,196	$ 4,752
Restricted cash	1,005	5,339	475
Accounts receivable	3,399	4,382	3,747
Inventories	6,151	4,666	5,069
	19,924	17,583	14,043
Mine property, plant and equipment	65,758	69,753	66,495
Mineral properties and deferred development	31,389	29,764	30,673
Investments and advances	122	272	122
Other assets and deferred charges	1,371	1,579	1,961
	$ 118,564	$ 118,951	$ 113,294
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	$ 11,634	$ 6,835	$ 11,769
Current portion of long term debt (Note 4)	2,743	6,176	6,243
	14,377	13,011	18,012
Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	4,633	5,421	5,621
Future income taxes	185	169	178
Convertible debentures	8,532	8,348	8,482
Long term debt (Note 4)	3,677	16,611	9,103
	34,871	47,027	44,863
SHAREHOLDERS' EQUITY			
Share capital (Note 5)	316,636	316,367	316,406
Special warrants (Note 5)	14,648	-	-
Equity portion of convertible debentures	1,400	1,400	1,400
Deficit	(248,991)	(245,843)	(249,375)
	83,693	71,924	68,431
	$ 118,564	$ 118,951	$ 113,294

Approved by the Board

Director

Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months ended March 31 2002 (unaudited)	2001 Restated (unaudited)
Revenue		
Gold sales	$ 5,936	$ 9,332
Interest and other income	1,159	122
	7,095	9,454
Expenses		
Operating costs	2,896	6,391
Depletion, depreciation and amortization	2,443	2,206
General and administrative	679	757
Exploration expense	119	136
Interest and financing costs	389	885
Foreign exchange loss	165	196
	6,691	10,571
Profit (loss) before the undemoted items	404	(1,117)
Gain on disposals of mine property, plant and equipment	-	89
Profit (loss) before income taxes	404	(1,028)
Taxes		
Current	(20)	140
Future	-	(203)
Net income (loss) for the period	$ 384	$ (1,091)
Deficit at the beginning of the period	(249,375)	(244,752)
Deficit at end of the period	$ (248,991)	$ (245,843)
Weighted average number of shares outstanding	102,365,723	86,589,679
Income (loss) per share - U.S.$	$ -	$ (0.01)
Income (loss) per share - CDN.$	$ -	$ (0.02)

Eldorado Gold Corporation

Consolidated Statements of Cash Flows

Expressed in thousands of U.S. dollars

	Three months ended March 31 2002 (unaudited)	2001 Restated (unaudited)
Cash flows from operating activities		
Net Income (loss) for the period	$ 384	$ (1,091)
Items not affecting cash		
Depletion, depreciation and amortization	2,443	2,206
Future income taxes	-	203
Gain on disposals of mine property, plant and equipment	-	(89)
Interest and financing costs	50	45
Amortization of hedging gain	(969)	(901)
Amortization of financing fees	27	-
Foreign exchange loss	11	159
	1,946	532
Decrease (increase) in accounts receivable	348	562
Decrease (increase) in inventories	(1,082)	3
Increase (decrease) in accounts payable and accrued liabilities	(535)	282
Liquidation of hedges	-	2,000
	677	3,379
Cash flow from investing activities		
Mine property, plant and equipment	(1,524)	(1,364)
Proceeds from disposals of mine property, plant and equipment	-	215
Mineral properties and deferred development	(257)	(322)
Investments and advances	-	5
Restricted cash	(530)	1,714
	(2,311)	248
Cash flow from financing activities		
Repayment of long term debt	(8,509)	(2,550)
Issue of common shares:		
Voting - for cash	230	-
Special warrants	14,648	
Other assets and deferred charges	(114)	2
	6,255	(2,548)
Foreign exchange (loss) gain on cash held in foreign currency	(4)	(183)
Net Increase (decrease) in cash and cash equivalents	4,617	896
Cash and cash equivalents at beginning of the period	4,752	2,300
Cash and cash equivalents at end of the period	$ 9,369	$ 3,196
Supplemental cash flow information - (Note 7)		
Interest paid	$ 124	$ 547
Income tax paid	$ 20	$ 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and Exploration activities are carried on in Brazil and Turkey.

Management estimates that the Company has sufficient working capital and anticipated cash flow to meet its planned normal operating expenditures and debt repayments for the next fiscal year. The Company has agreed to further reduce its net debt. (Note 4)

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings (loss) per share amounts are calculated using the weighted average number of shares outstanding during the three months ended of 102,365,723 (Three months 2001 – 86,589,679). Diluted earnings per share are not reported, as they are not materially different from the basic earnings per share.

3. Hedging Commitments

Gold hedging

At March 31, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts

	2002	2003	2004
Forward gold sales contracts (ounces)	33,189	-	-
Average price ($/oz.)	295	-	-
Deferred gain ($/oz.)	26	-	-
Total ($oz.)	321	-	-

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 7,500 ounces per month, at a price of $295.46.

The mark to market value of the Company's hedge position at March 31, 2002 was negative $200 at a spot price of $302 per ounce using a contango rate of 1.50%.

During the period ended March 31, 2002, the Company bought Put Options for 24,000 ounces of Gold at a strike price of $275, for a total cost of $114.

The Put Options expire at a rate of 4,000 ounces per month, starting on March 26, 2002.

The total cost was deferred and it will be taken into income over the term of the Put Options.

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

4. Long Term Debt

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment") with NM Rothschild where among other things, agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal to 50% of the net proceeds of the February 15, 2002 private placement. On February 19, 2002 a $7,470 principal payment was made to NM Rothschild. The Company further agreed to deposit $1,000 in the Company's Reserve Account, make an additional principal payment of $1,039 on March 31, 2002 which was made and entered into a revised principal repayment schedule in which the Company will make monthly payments of $200 beginning on April 30, 2002 to January 31, 2003 and $250 beginning on February 28, 2003. The remaining long term loan balance of $3,677 is payable in 2003 in monthly installments.

5. Share Capital

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrants. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange.

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at March 31, 2002, the Company has a share option plan as described below. No compensation expense is recognized for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share purchase option plan ('the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the options is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the Company's options at March 31,2002 and the changes for the period ending on that date is presented below:

	Three month ended March 31,2002	
	Shares	Weighted average exercise price
Outstanding at the beginning of the period	4,479,500	0.51
Granted	1,652,500	0.71
Exercised	(115,000)	0.28
Expired/Cancelled	(584,500)	0.81
Outstanding at the end of the period	5,432,500	0.53
Options exercisable at period end	5,432,500	0.53

Shares	Weighted average exercise price	Weighted average fair value
1,432,500	0.71	0.34
145,000	0.70	0.34
75,000	0.71	0.36

The following table summarizes information about share options outstanding as at March 31, 2002.

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

5. Share Capital (continued)

Stock Options

Range Of Exercise Price ($)	Number Outstanding At Mar. 31, 2002	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	242,500	0.5	1.34
0.40 to 1.00	550,000	1.7	0.45
0.50 to 0.65	971,500	2.1	0.53
0.70 to 0.80	110,000	3.2	0.71
0.24 to 0.51	1,906,000	4.5	0.27
0.70 to 0.71	1,652,500	4.9	0.71
0.24 to 9.40	5,432,500	2.20	0.31

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock –based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net income (loss) for the period	As reported	$	384
	Pro Forma	$	(181)
Basic earnings per share	As reported	0.00	
	Pro Forma	0.00	
Diluted earnings per share	As reported	0.00	
	Pro Forma	0.00	

The pro forma amounts presented above, do not include the effect of share options granted before January 1, 2002.

The fare values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate	4.3%
b) expected life	5 years
c) expected volatility	50%
d) expected dividends	nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

6. **Segmented Information**

All of Eldorado's operations are related to the gold mining industry. In 2002 and 2001 Eldorado had one producing mine, São Bento, with mining and exploration assets located in North America, South America and Turkey.

	Three months ended March 31 2002 (unaudited)	ended March 31 2001 (unaudited)
Gold sales		
São Bento Mine	$ 5,936	$ 9,332
	5,936	9,332
Operating costs		
São Bento Mine	2,896	6,391
	2,896	6,391
Depletion, depreciation and amortization		
São Bento Mine	2,262	2,104
	2,262	2,104
Corporate expenses, net of interest and other income	(255)	(1,818)
Exploration expense	(119)	(136)
Gain on disposals of mine property, plant and equipment	-	89
Profit (loss) before income taxes	404	(1,028)
Taxes		
Current	(20)	140
Future	-	(203)
Net income (loss) for the period	$ 384	$ (1,091)

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amount)

6. *Segmented Information (continued)*

	Three months ended March 31 2002 (unaudited)	Three months ended March 31 2001 (unaudited)
Revenues by geographic area		
North America	$ 35	$ 109
South America	7,060	9,344
Turkey	-	1
Australia	-	-
	$ 7,095	$ 9,454
Net income (loss) by geographic area		
North America	$ (1,055)	$ (1,619)
South America	1,586	550
Turkey	(136)	(44)
Australia	(11)	22
	$ 384	$ (1,091)

	Three months ended March 31 2002 (unaudited)	March 31 2001 (unaudited)	December 31 2001 (audited)
Segment assets			
São Bento Mine	$ 77,670	$ 79,393	$ 78,855
Total assets for reportable segments	77,670	79,393	78,855
Mineral properties and deferred development	31,389	29,764	30,673
Other	9,505	9,794	3,766
	$ 118,564	$ 118,951	$ 113,294
Assets by geographic area			
North America	$ 9,052	$ 9,019	$ 3,324
South America	78,250	79,602	79,011
Turkey	31,256	30,329	30,959
Australia	6	1	-
	$ 118,564	$ 118,951	$ 113,294

7. Supplementary Cash Flow Information

	Three months ended March 31, 2002 (unaudited)	Three months ended March 31, 2001 (unaudited)
Financing activities		
Long term debt backend fees accrual	$ (83)	$ (104)
Increase in long term debt	83	104
Interest accrual on convertible debentures	50	45
Convertible debentures	(50)	(45)
	$ -	$ -

Management Discussion and Analysis

1st Quarter ended March 31, 2002 and 2001 *(in thousands of U.S. dollars except per share and per ounce amounts)*

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation (the "Company" or "Eldorado") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its interim consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ('GAAP").

First Quarter 2002 Financial Performance

Eldorado Gold Corporation's unaudited net income for the first quarter of 2002 was a profit of $384 ($0.00 per share) compared to a loss of $1,091 ($0.01 per share) in the first quarter of 2001. The Company ended the first quarter 2002 with unrestricted cash of $9,369 compared to $4,752 as at December 31, 2001. Total bank debt was reduced from $15,346 as at December 31, 2001 to $6,420 including fees in the first quarter ended March 31, 2002. NMR Amendment fees of $500 have been reclassified to accounts payable. Cash flow from operations after working capital changes for the first quarter ending March 31, 2002 was $677 ($0.01 per share) compared with cash generation of $3,379 ($0.04 per share) for the first quarter ending March 31, 2001.

Thousands of U.S. dollars except share amounts

	1st Quarter 2002		1st Quarter 2001	
Gold Revenue	$	5,936	$	9,332
Net Income (loss)	$	384	$	(1,091)
Net Income per share (loss)	$	-	$	(0.01)
Cash Flow from operations	$	677	$	3,379
Cash Flow per share (loss)	$	0.01	$	0.04

Decreased revenues in the first quarter of 2002 compared with the same period in 2001 occurred as a result of reduced production and lower realized gold price. Reduced production in the first quarter 2002 compared to the first quarter 2001 was a result of the December 10, 2001 shutdown of the #2 autoclave at Sao Bento for major repairs. Repairs were completed and the autoclave was restarted on March 23, 2002. As at March 31, 2002 the autoclave is operating at a full capacity. The realized price of gold per ounce in the first quarter of 2002 was $292 per ounce compared to $302 in the first quarter of 2001.

Other income increased by $1,037 over the first quarter of 2001, a result of recording $1,058 of cash received from the autoclave business interruption insurance claim.

Production São Bento Mine

	2002 1st Quarter	2001 1st Quarter
Gold Production		
Ounces	16,963	28,086
Cash Operating Cost ($/oz)	166	221
Total Cash Cost ($/oz)	171	228
Total Production Cost ($/oz)	310	311
Realized Price	292	302
Sao Bento Mine, Brazil		
Ounces	16,963	28,086
Ore tonnes	89,342	113,855
Grade (grams/tonne)	9.85	9.25
Cash Operating Cost ($/oz)	166	221
Total Cash Cost ($/oz)	171	228
Total Production Cost ($/oz)	310	311

Gold production in the first quarter of 2002 for the São Bento mine was 16,963 ounces. This compares to first quarter 2001 gold production at São Bento of 28,086 ounces. Production in the first quarter of 2002 was lower than the comparable quarter in 2001 a result of the shut down the #2 autoclave for repairs on December 10, 2001. The #2 autoclave repairs were successfully completed and the autoclave commenced operation on March 23, 2002. The Company is forecasting production to return to historical levels of production of 10,000 ounces per month for the remainder of 2002.

Management Discussion and Analysis

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

In the first quarter of 2002 the São Bento mine produced 89,342 tons of ore at a grade of 9.85 grams per tonne. This compares to 113,855 tons of production in the first quarter of 2001 at a grade of 9.25 grams per tonne. Of the 89,342 tons of ore mined 40,000 tons remain in above ground inventory compared to nil inventory in the first quarter of 2001. The $982 value of the additional ore inventory is reflected as an increase in inventory on the balance sheet.

Effective June 1, 2001, the government of Brazil issued a resolution requiring all consumers of electrical power to reduce their usage by 20%. On March 1, 2002 the 20% restriction on power usage was ended and the Sao Bento operations have returned to full power allocations.

First quarter 2002 total cash costs at São Bento were $171 per ounce compared to $228 per ounce in 2001. The total cash cost for the first quarter of 2002 include $58 per ounce reduction in costs a result of increase in ore inventory at the mine site. The increase in ore inventory is the result of shutting down the #2 autoclave for major repairs while continuing to operate the mine a full production thereby building an ore stockpile ahead of the processing plant. The ore stockpile will be processed over the remainder of 2002 to assure maximum production from the autoclaves during the year. During the repair of the autoclave the Company received $1,700 of business interruption insurance related to 2002. Of the $1,700 business interruption received $642 was recorded as a reduction of cash costs covering fixed costs incurred during the autoclave shutdown in the first quarter. This $642 is reflected as a $38 per ounce reduction in cash costs. The remainder of the business interruption insurance was credited to other income.

Consolidated Gold Production Cost per Ounce

	1st Quarter 2002	1st Quarter 2001
Direct mining expenses	$ 253	$ 200
Currency hedging	-	22
Inventory change	(58)	(6)
Third party smelting, refining and transportation	4	5
Vancouver Costs	5	1
By-product credits	-	(1)
Business Interruption credit	(38)	-
Cash operating cost per ounce	$ 166	$ 221
Royalties and Production taxes	5	7
Total cash costs per ounce	$ 171	$ 228
Depreciation/Depletion	133	75
Exchange (Gain)/ Loss	6	8
Reclamation and mine closure	-	-
Total production costs per ounce	$ 310	$ 311

Financial Condition and Liquidity

Cash from operations

Operations after changes in working capital generated cash flow of $677 in the first quarter of 2002 compared to $3,379 in the first quarter 2001. The decrease in cash from operations in the first quarter of 2001 is mainly due to liquidation of the Company's gold hedge position of $2,000 that occurred in the first quarter 2001.

Financing activities

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrants. Gross proceeds from the placement were Cdn$25,000 or US$14,648.

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment") with NM Rothschild where among other things, agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal; to 50% of the net proceeds of the February 15, 2002 private placement. On February 19, 2002 a $7,470 principal payment was make to NM Rothschild. On March 31, 2002 an additional principal payment of $1,039 was made to NM Rothschild.

1st Quarter ended March 31, 2002 and 2001 (in thousands of U.S. dollars except per share and per ounce amounts)

Forward Sales and Other Commitments

At March 31, 2002, Eldorado's hedging program consists of the following spot deferred gold contracts.

Gold ounces			
Spot deferred contracts			
Amount hedged	33,189	-	-
Average price ($/oz.)	$ 295	$ -	$ -
Fixed forward contracts			
Amount hedged	-	-	-
Average price ($/oz.)	$ -	$ -	$ -

The positions held by Eldorado are in the form of spot deferred contracts including 33,189 ounces to be delivered at a rate of 7,500 ounces per month, at a price of $295.46. The mark to market value of the Company's hedge position at March 31, 2002 was negative $200 at a spot price of $302 per ounce using a contango rate of 1.50%.

During the period ended March 31, 2002, the Company purchased Put Options for 24,000 ounces of Gold at a strike price of $275, for a total cost of $114. The Put Options expire at a rate of 4,000 ounces per month, starting on March 26, 2002. The total cost of the Put Options was deferred and it will be taken into income over the term.

Forecast

The Company is forecasting gold production for 2002 of 105,000 ounces at a cash cost of $185 per ounce.

SUPPLEMENTAL MAILING LIST RETURN CARD

To: Registered and Non-Registered Securityholders
of Eldorado Gold Corporation (the "Company")

NON REGISTERED SHAREHOLDERS

National Policy Statement No. 41 entitled "Shareholder Communications" provides non-registered securityholders with the opportunity to elect annually to have their names added to the Company's Supplemental Mailing List in order to receive quarterly financial statements and other selected shareholder communications.

If you wish your name to be added to the Company's Supplemental Mailing List for the above-mentioned purposes, please complete, sign and mail this form to the address noted below.

REGISTERED SHAREHOLDERS

The Company is no longer required to provide quarterly financial statements to its registered shareholders unless the shareholder has requested the Company to do so. If you wish to receive the Company's quarterly financial statements, please complete, sign and mail this form to the address noted below.

MAIL THIS FORM TO: ELDORADO GOLD CORPORATION
920 – 1055 West Hastings Street
Vancouver, B. C., Canada V6E 2E9

As evidenced by my signature affixed hereto, I hereby certify that I am a securityholder of the Company and request that my name be placed on the Company's Supplemental Mailing List.

______________________________ ______________________________
Name of Securityholder Signature

____

____
Address

Date: __________________________

ELDORADO GOLD CORPORATION

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned, a holder of common shares of Eldorado Gold Corporation (the "Company") hereby appoints Paul N. Wright, Director, President and Chief Executive Officer, or failing him, Earl W. Price, Vice President, Finance of the Company, or in lieu of either of the foregoing, ______________________________ (hereinafter called the "Nominee") as Proxy of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the **Annual General Meeting of the shareholders of the Company to be held in the Governor General Suite B of the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada, on the 29th day of May, 2002, at the hour of 10:00 o'clock in the morning (Vancouver time)**, and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or an adjournment thereof. Without limiting the general powers hereby conferred, the said Proxy is directed, in respect of the following matters, to give effect to the following choices, as indicated by check marks or x's:

1.	To elect the nominees for directors named in the accompanying Management Proxy Circular as follows:
FOR [ ] WITHHOLD [ ]	Joseph F. Conway
FOR [ ] WITHHOLD [ ]	Paul M. Curtis
FOR [ ] WITHHOLD [ ]	Wayne D. Lenton
FOR [ ] WITHHOLD [ ]	Hugh C. Morris
FOR [ ] WITHHOLD [ ]	Paul N. Wright
2. **FOR [ ] WITHHOLD [ ]**	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors for the Company for the ensuing year.
3. **FOR [ ] AGAINST [ ]**	To authorize the directors to fix the remuneration of the auditors.
4. **FOR [ ] AGAINST [ ]**	To amend By-Law No. One of the Company as detailed in the Management Proxy Circular.
5. **FOR [ ] AGAINST [ ]**	To reconfirm the Shareholders' Rights Plan Agreement as detailed in the Management Proxy Circular.
6. **FOR [ ] AGAINST [ ]**	To amend the Shareholders' Rights Plan as detailed in the Management Proxy Circular.

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, first, to the above matters where no choice is specified or where both choices are specified **(in which case the shares for which this Proxy is given will be voted "FOR" all such matters)** and, second, to matters identified in the Notice of Meeting and amendments or variations thereto and other matters which may properly come before the meeting. **If the date is not completed in the space provided, this Proxy shall be deemed to bear the date on which it was mailed to the shareholder(s).**

DATED this ______ day of __________, 2002

____
Signature of Shareholder

____
Name of Shareholder (Please print)

____
Number of Shares Held

NOTES:

(1) Each shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for him or her on his or her behalf at the meeting, in lieu of the persons specified above. Such right may be exercised by striking out the names of the two specified persons and by inserting in the space provided the name of the person to be appointed.

(2) In order to be effective, a Proxy must be deposited at the office of the Company's transfer agent, Computershare Trust Company of Canada, 4th floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof or delivered to the Chairman of the Meeting prior to the commencement of the meeting.

B.C. Form 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)
Section 118(1) of the Securities Act (Alberta) (Form 27)
Section 84(1) Securities Act (Saskatchewan) (Form 25)
The Securities Act (Manitoba)
Section 75(2) of the Securities Act (Ontario) (Form 27)
Section 73 of the Securities Act (Quebec)
Section 76(2) Securities Act (Newfoundland) (Form 26)
Section 81(2) of the Securities Act (Nova Scotia) (Form 27)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Reporting Issuer:

Item 1. The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

May 14, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on May 14, 2002, News Release No. 02-11, to The Toronto Stock Exchange and through approved public media.

Item 4. Summary of Material Change

The Company announced that it had received a receipt from the B.C. Securities. Commission for its Prospectus relating to the private placement of 59,523,810 special warrants at a price of $0.42 per special warrant closed on February 15, 2002.

Item 5. Full Description of Material Change

"Paul Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX:ELD) announced that on Tuesday, May 14, 2002 the Company received receipt from the BC Securities Commission for its Prospectus relating to the private placement of 59,523,810 special warrants at a price of $0.42 closed on February 15, 2002. The special warrants are exercisable without further payment into

one common share of the Company. The total shares outstanding after this issue will be 162,768,818.

The proceeds received by Eldorado from the sale of the special warrants will be used to advance the Company's projects in Turkey, for general working capital purposes and to strengthen the Company's balance sheet.

Item 6. Confidential Reports

This item is not being filed on a confidential basis.

Item 7. **Reliance on Section 85(2) of the Act**

Not applicable.

Item 8. **Omitted Information:**

Not applicable.

Item 9. **Senior Officers:**
Dawn L. Moss
Corporate Secretary
Telephone: (604) 687-4018

Item 10. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 23rd day of May, 2002.

ELDORADO GOLD CORPORATION

By: ______________________
Name: Dawn L. Moss
Title: Corporate Secretary

ELDORADO GOLD
CORPORATION

02 JUN 21

NEWS RELEASE

ELD No. 02-11
May 14, 2002

ELDORADO FINANCING UPDATE

Paul Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSE:ELD) announced that on Monday, May 14, 2002 the Company received receipt from the BC Securities Commission for its Prospectus relating to the February 15, 2002 private placement of 59,523,810 special warrants at a price of $0.42. The special warrants are exercisable without further payment into one common share of the Company. The total shares outstanding after this issue will be 162,768,818.

The proceeds received by Eldorado from the sale of the special warrants will be used to advance the Company's projects in Turkey, for general working capital purposes and to strengthen the Company's balance sheet.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002, filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares (**Symbol: ELD**) trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.
Investor Relations Contact – Earl W. Price: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9